

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2017

David G. Kalergis
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue, Suite 200
Charlottesville, VA 22902

      Re: Diffusion Pharmaceuticals Inc.
          Registration Statement on Form S-1
          Filed December 20, 2017
          File No. 333-222203

Dear Mr. Kalergis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance

cc: David S. Rosenthal, Esq.